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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vogue Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18911 COLLINS AVE., SUITE 1201

SUNNY ISLES BEACH	FL	33160
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMILY HIGSON (425) 576-4140
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name)*

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH HAYKOV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vogue Capital Management, LLC as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Christopher Ryan Bauer, Esq.
COMMISSION # DD971627
EXPIRES: MAR. 16, 2014
WWW.AARONNOTARY.com

Signature

CHIEF EXECUTIVE OFFICER
Title

Christopher Ryan Bauer, Esq.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statements of Income (Loss).
- ☒ (d) Statements of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member of
Vogue Capital Management LLC
Sunny Isles Beach, Florida

We have audited the accompanying statement of financial condition of Vogue Capital Management LLC ("the Company") as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and for the period from August 21, 2008 (date of formation) through December 31, 2011, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements for the period from August 21, 2008 (date of formation) through December 31, 2010, were audited by other auditors whose report dated February 2, 2011, expressed an unqualified opinion on those statements. The financial statements for the period from August 21, 2008 (date of formation) through December 31, 2010, reflect a net loss of $141,960 of the member's equity of $11,704. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended and for the period from August 21, 2008 (date of formation) through December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 27, 2012

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Cash	$	30,305
Prepaid expenses		842
	$	31,147
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and total liabilities	$	1,000
Member's equity		30,147
	$	31,147

See Notes to Financial Statements

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2011, and for the Period from August 21, 2008 (Date of Formation) to December 31, 2011

	For the Year Ended December 31, 2011	Cumulative During the Development Stage August 21, 2008 through December 31, 2011
Revenues		
Service revenue	$ -	$ -
Interest income		32
		32
Expenses		
Professional fees	13,172	47,862
Employee compensation and benefits	18,000	117,631
Office and other expense	3,316	7,237
Occupancy expense	1,800	5,550
	36,288	178,280
Net loss	**$ (36,288)**	**$ (178,248)**

See Notes to Financial Statements

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2011, and for the Period from August 21, 2008 (Date of Formation) to December 31, 2011

	For the Year Ended December 31, 2011	Cumulative During the Development Stage August 21, 2008 through December 31, 2011
Balance, beginning of period	$ 11,704	$ -
Member contributions	54,731	208,395
Net loss	(36,288)	(178,248)
Balance, end of period	$ 30,147	$ 30,147

See Notes to Financial Statements

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2011, and for the Period from August 21, 2008 (Date of Formation) to December 31, 2011

	For the Year Ended December 31, 2011	Cumulative During the Development Stage August 21, 2008 through December 31, 2011
Cash Flows from Operating Activities		
Net loss	$ (36,288)	$ (178,248)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in operating assets and liabilities		
Prepaid expenses and other assets	198	(842)
Accounts payable and accrued expenses	(13,000)	1,000
Due to related party	21,198	112,895
Net cash from operating activities	(27,892)	(65,195)
Cash Flows from Financing Activity		
Member contributions	30,000	95,500
Net increase in cash	2,108	30,305
Cash, beginning of period	28,197	
Cash, end of period	$ 30,305	$ 30,305
Supplemental Disclosure of Noncash Financing/Investing Activities		
Forgiveness of amounts due to related party, treated as a member contribution	$ 24,731	$ 112,895

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Vogue Capital Management LLC (a company in the development stage) ("the Company") is a limited liability company organized under the laws of the state of Delaware on August 21, 2008. In September 2009, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Vogue will introduce U.S. equities trades on behalf of the institutional clients of one affiliated investment manager.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

Development Stage Company

The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. All activities from commencement through December 31, 2011, relate to the Company's formation. The Company complies with the accounting and reporting requirements of a development stage company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion, the Company has deposits in excess of federally insured limits.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member, the Company's Chief Executive Officer.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Liquidity

The Company faces many of the risks encountered by development stage companies, including rapidly changing market conditions. The member is committed to contribute capital to meet regulatory requirements until the Company starts to generate revenue and is able to sustain itself.

Note 3. Related Party Transactions

The Company maintains an expense sharing agreement with an affiliate to provide administrative and human resources services. In accordance with this agreement, the Company incurred $19,398 in expenses for the year ended December 31, 2011. The Company also maintains an expense-sharing agreement with the Company's member to provide office space and the related utility costs. In accordance with this agreement, the Company incurred expenses of $1,800 for the year ended December 31, 2011. During the period from August 21, 2008 through December 31, 2011, the Company incurred a total of $112,895 under the similar agreements with these related parties.

During 2011, a total amount of $24,731 of expenses owed to these related parties were forgiven and treated as member contribution. In addition, for the period August 21, 2008 through December 31, 2011, $112,895 of expenses owed to the related party was forgiven and treated as a member contribution.

Note 4. Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2011.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2011, the required minimum net capital was $5,000. The Company had computed net capital of $29,305 at December 31, 2011, which was in excess of the required net capital level by $24,305. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was .034 to 1.

SUPPLEMENTARY INFORMATION

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2011

COMPUTATION OF NET CAPITAL

Member's equity	$	30,147
Deductions		
Prepaid expenses		842
Net capital		29,305
Minimum net capital		5,000
Excess net capital	$	24,305

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$	1,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		3.4%
Ratio of aggregate indebtedness to net capital		0.034 to 1

Vogue Capital Management LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FINANCIAL REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2011

Net capital per the broker's unaudited Focus Report, Part IIA	$	17,305
Adjustments due to audit		
Decrease in accounts payable		12,000
Net capital as audited	$	29,305

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Vogue Capital Management LLC
Sunny Isles Beach, Florida

In planning and performing our audit of the financial statements of Vogue Capital Management LLC ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 27, 2012

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Vogue Capital Management LLC
Sunny Isles Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Vogue Capital Management LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as the Company's general ledger) supporting the adjustments, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 27, 2012

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2011

Total assessment for the year ended December 31, 2011	$	-
Payments		
Amount due with Form SIPC-7	$	-

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

CONTENTS